RYAN, BECK & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO
COMBINED FIXED
CHARGES
	Years Ended December 31,
	Pro-Forma	1996	1995	1994	1993	1992
Earnings:

Income (loss) before provision
	(benefit) for income taxes	$112	$357	$2,866
	$7,880	$6,785	$5,586
Add:
Interest expense	1,332	1,096	473	200	127	107
Rental expense representative
	of interest factor	     225	    214	    196	    172
193	    197
Earnings for
	computation purposes	$1,669	$1,667	$3,535	$8,252
	$7,105	$5,890
Fixed charges:
Interest expense - net	$1,332	$1,096	$473	$200	$127
	$107
Rental expense representative
	of interest factor	225	214	196	172	193
	197
Pretax effect of dividends on
	preferred stock	       79	    317	   299	   435
-	       -
Combined fixed charges	$1,636	$1,627	$ 968	$ 807	$
320	$ 304
Ratio of earnings to combined
fixed charges	      1.0	1.0	3.7	10.2	22.2	19.4
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